Exhibit 21

HARLEYSVILLE NATIONAL CORPORATION
SUBSIDIARIES

Name	Jurisdiction of Incorporation
Harleysville National Bank and Trust Company	Pennsylvania
Cornerstone Advisors Asset Management, Inc.	Pennsylvania
Cornerstone Financial Consultants, Ltd.	Pennsylvania
Cornerstone Institutional Investors, Inc.	Pennsylvania
HNB Auto Sales, LLC	Pennsylvania
HNC Insurance Agency, Inc.	Pennsylvania
Harleysville Management Services, LLC	Pennsylvania
East Penn Mortgage Company	Pennsylvania
East Penn Mortgage Company LLC	Pennsylvania
BeneServ, Inc.	Pennsylvania
Willow Grove Investment Corporation	Delaware
D and S Service Corporation	Pennsylvania
D & F Projects, Inc.	Pennsylvania
Wildman Projects, Inc.	Pennsylvania
HNC Financial Company	Delaware
HNC Reinsurance Company	Arizona
Harleysville Statutory Trust I	Connecticut
HNC Statutory Trust II	Delaware
HNC Statutory Trust III	Delaware
HNC Statutory Trust IV	Delaware
East Penn Statutory Trust I	Connecticut
Willow Grove Statutory Trust I	Connecticut